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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2004
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 306, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Item 2.   **Date of Material Change**

November 1, 2004

Item 3.   **News Release**

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on November 1, 2004 and filed on SEDAR on November 1, 2004.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") announced that after two full days of meetings, symbolically held in Saskatoon, the Fort à la Corne joint venture partners have developed an aggressive action plan for an advanced exploration and evaluation phase for the Fort à la Corne diamond project in central Saskatchewan. This plan, which will advance the project to pre-feasibility within a three-year time frame, has been formulated with a conscious forward-looking perspective to be time and cost efficient over the global project development period.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (250) 361-1578.

Item 9.   **Date of Report**

November 8, 2004

Schedule A



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

JOINT VENTURE MANAGEMENT TEAM DEVELOPS PLAN TO ADVANCE THE FORT À LA CORNE PROJECT

Victoria, B.C., Monday, November 1, 2004 – Kensington Resources Ltd. (the "Company") announces that after two full days of meetings, symbolically held in Saskatoon, the Fort à la Corne joint venture partners have developed an aggressive action plan for an advanced exploration and evaluation phase for the Fort à la Corne diamond project in central Saskatchewan. This plan, which will advance the project to pre-feasibility within a three-year time frame, has been formulated with a conscious forward-looking perspective to be time and cost efficient over the global project development period.

Although the major emphasis of the plan focuses on increasing the confidence and size of the resource estimate, it also includes, at a conceptual level, tasks specifically related to environmental and geotechnical issues, mining methods, metallurgical and waste management, infrastructure, socio-economic and governmental liaison as well as first order estimates of capital and operating costs.

The action plan envisages a quantum shift in strategy going forward and signals a move from a geology driven to a project driven approach with upcoming budgets substantially larger than those to date.

 "The overall commitment of the partners to endorse the planning process and aggressively advance towards a possible production decision is most encouraging," stated Robert A. McCallum, President and CEO. "In essence, we have now reached a major turning point where we are using 15 years of earlier exploration work and $30 million spent to date as a solid foundation to move up to the next level."

A joint project team, drawing on the strengths of each of the partners, has been formed and individual tasks have been assigned. The next meeting, scheduled for two days around the end of November, will focus on defining each of the identified tasks in more detail and in preparing budgets for the three-year period. Kensington personnel will play a substantive role in the integrated team that will plan and execute the defined tasks over the next three years.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this diamond project and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: 1-800-514-7859 or (250) 361-1578
Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

FORM 51-102F3
Material Change Report

Item 1.　　　**Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 306, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Item 2.　　　**Date of Material Change**

November 17, 2004

Item 3.　　　**News Release**

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on November 17, 2004 and filed on SEDAR on November 17, 2004.

Item 4.　　　**Summary of Material Change**

Kensington Resources Ltd. (the "Company") reported the completion of 32 coreholes on five different kimberlite bodies located in the central cluster of the Fort à la Corne Kimberlite Field. In addition, large diameter drilling is well underway with completion of five holes located on the southern part of Kimberlite 140/141. The 2004 program is significant as it represents the largest and most aggressive program to date for the Fort à la Corne Diamond Project. CDN $7.6 million has been budgeted for this program and the objective is to further advance the geological understanding of high grade zones and their diamond content within the largest kimberlite cluster in the world.

Item 5.　　　**Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.　　　**Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.　　　**Omitted Information**

No information has been omitted.

Item 8.　　　**Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (250) 361-1578.

Item 9.　　　**Date of Report**

November 17, 2004



Schedule A

KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

DRILLING UPDATE FOR THE 2004 FORT À LA CORNE DIAMOND PROJECT EVALUATION PROGRAM

Victoria, B.C., Wednesday, November 17, 2004 – Kensington Resources Ltd. (the "Company") is pleased to report completion of 32 coreholes on five different kimberlite bodies located in the central cluster of the Fort à la Corne Kimberlite Field. In addition, large diameter drilling is well underway with completion of five holes located on the southern part of Kimberlite 140/141. The 2004 program is significant as it represents the largest and most aggressive program to date for the Fort à la Corne Diamond Project. CDN $7.6 million has been budgeted for this program and the objective is to further advance the geological understanding of high grade zones and their diamond content within the largest kimberlite cluster in the world.

"We are pleased to report that the program is progressing on schedule. We anticipate significant advances in the understanding of the kimberlite geology and delineation of high-grade zones in several of the targeted bodies," says Robert A. McCallum, President and CEO.

The drilling program was initiated on September 1, 2004 with coreholes targeted on kimberlite bodies 140/141 and 122 to act as pilot holes for large diameter drilling, and to increase confidence in current geological and diamond distribution models. Coreholes were also targeted on kimberlite bodies 120, 147, 121 and 221 in broad patterns to provide information and samples for development of geological models including identification of higher-grade zones, and to permit higher confidence grade forecasts. Geological models and diamond recoveries will be released together as results are received from the operator. A total of 3,482.32 metres of kimberlite have been cored from a total of 7,441 metres drilled. The core will be examined in detail by De Beers' petrologists in Saskatoon and sampled for microdiamonds. Microdiamonds will be recovered at the Saskatchewan Research Council after which they will be transferred to the De Beers Kimberley Microdiamond Laboratory (KMDL) for weighing and shape classification of each stone.

The 2004 program was expanded to permit up to ten large diameter minibulk drillholes (LDDH) positioned on high-grade zones in kimberlites 140/141 and 122. Five targets were located on the south 140/141 breccia beds to collect additional diamonds that will be used to increase the level of confidence in grade forecasts, and to provide preliminary valuations for revenue modeling by De Beers experts. The total estimated mass of kimberlite excavated from the five holes was 842.52 tonnes of which 496.26 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries. Forty-six samples of retained material were shipped to De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures.

For more details and photos on the 2004 field program, visit our website at www. kensington-resources.com. Summary tables for the current drilling progress are available and drillhole maps for each of the kimberlite bodies investigated in 2004 will be made available as they are received from the project operator.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Kensington Resources Ltd. is a diamond development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Exploration Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After over fifteen years of exploration in Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision within the next three years. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: 1-800-514-7859 or (250) 361-1578
Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

SUPPLEMENTAL TABLES TO NOVEMBER 17, 2004 NEWS RELEASE

Table 1:   **Summary of Core Drilling Progress To Date (Provisional[1])**

				Total	
04-140-041	HQ	97.40	246.00	128.28	252.00
04-140-042	HQ	97.56	241.22	140.76	243.00
04-140-043	HQ	100.57	232.35	124.89	236.00
04-140-048	NQ	104.90	137.66	58.65	180.00
04-140-050	HQ	100.19	236.62	131.59	243.00
140/141 Total				**584.17**	**1,154.00**
04-150-013	**HQ**	**142.60**	**142.80**	**0.2**	**196.00**
04-122-012[4]	HQ	n/a	n/a	0	102.00
04-122-012A	HQ	108.00	313.15	202.88	357.00
04-122-013	HQ	114.00	200.37	86.37	213.00
04-122-014	HQ	110.45	299.00	176.80	299.00
04-122-019	HQ	107.24	314.65	207.41	345.00
122 Total				**673.46**	**1316.00**
04-120-021	HQ	104.00	236.97	132.97	242.00
04-120-022	HQ	108.00	293.80	185.80	306.00
04-120-023	HQ	111.00	234.88	123.88	246.00
04-120-024	HQ	115.88	242.05	9.62	192.00
04-120-025	HQ/NQ[5]	111.00	240.55	130.55	244.00
04-120-026	HQ/NQ	105.00	243.60	131.96	255.00
04-120-027	HQ	102.00	234.50	126.00	246.00
04-120-028	HQ	119.52	218.80	99.28	237.00
120 Total				**940.06**	**1,968.00**
04-147-006	HQ	106.28	181.22	74.94	192.00
04-147-007	HQ	101.35	184.56	83.21	195.00
04-147-008	HQ	101.12	218.19	117.07	228.00
04-147-009	HQ	103.40	221.82	118.42	231.00
04-147-010	HQ	96.00	221.68	125.68	231.00
04-147-011	HQ	99.78	218.03	118.25	228.00
04-147-012	HQ	101.42	202.96	101.54	213.00
04-147-013	HQ	95.16	211.31	116.15	222.00
147 Total				**855.26**	**1,740.00**
04-121-009	HQ/NQ	112.03	289.53	177.50	291.00
04-121-010	HQ	112.67	204.50	91.83	222.00
04-121-011	HQ	109.84	200.78	90.94	207.00
04-121-012	HQ	116.33	154.61	36.63	168.00
04-121-013	HQ	131.24	168.33	32.27	179.00
121 Total				**429.17**	**1,067.00**
Interim Total:				**3,482.32**	**7,441.00**

[1] = All drilling results will be finalized in the operator's drilling report; all values in metres

[2] = HQ core has a diameter of 2.5 inches or 63.5 mm; NQ core has a diameter of 1.875 inches or 47.6 mm

[3] = These values may not be equal to *Base of Kimberlite* minus *Top of Kimberlite* due to intervening layers of country rock

[4] = Drillhole 04-122-012 was lost due to drilling difficulties at a depth of 102 metres.

[5] = Drillholes listed with both core sizes started with HQ diameter, but were forced to decrease to NQ size due to drilling difficulties.

Table 2:   **Summary of Large Diameter Drilling Progress To Date (Provisional)**

RCmud[1] Drillhole Number	Hole Diameter (mm)	Proximal NQ Corehole (Pilot hole)	Kimberlite Thickness (metres)	Number of Samples[2]	Total Drill Depth (metres)	Total Kimberlite Excavated[3] (tonnes)	Actual Sample Mass (tonnes) [5]
04-140-044	914.4	04-140-041	128.36	13	227.55	206.20	94.36
04-140-045[4]	914.4	04-140-050	96.71	10	196.44	168.31	103.38
04-140-049	914.4	04-140-050	102.56	9	201.52	155.14	74.55
04-140-051	914.4	04-140-032	101.93	10	202.00	162.50	118.73
04-140-052	914.4	140-040	91.05	10	191.69	150.37	105.24
Totals:			**520.61**	**52**	**1,019.20**	**842.52**	**496.26**

[1] = RCmud refers to Reverse Circulation, mud-flood with air-assist drilling methods.

[2] = Most samples cover a 12 metre interval of kimberlite.

[3] = Excavated mass based on downhole caliper measurements giving calculated volumes and measured density values per rock unit from coreholes located nearby.

[4] = Drillhole 04-140-045 was terminated at a depth of 196.44 metres due to drilling difficulties.

[5] = Actual sample mass refers to excavated kimberlite chips greater than 1.5 mm and recovered in minibulk bags for diamond recovery.



Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1578 Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

QUARTERLY REPORT

NINE MONTHS ENDED SEPTEMBER 30, 2004

KENSINGTON RESOURCES LTD.

FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2004.

KENSINGTON RESOURCES LTD.
(a development stage company)
BALANCE SHEET
(Canadian dollars)

	September 30, 2004	December 31, 2003
ASSETS		
Current		
Cash	$ 177,273	$ 1,001,202
Short-term investments	6,368,645	1,175,000
GST and other receivables	104,750	23,188
Prepaid expenses	32,741	5,937
Marketable securities	32,025	32,025
	6,715,434	2,237,352
Capital assets (Note 2)	64,062	14,565
Resource properties (Note 3)	11,614,211	10,527,906
	$ 18,393,707	$ 12,779,823
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 71,568	$ 114,895
Joint Venture cash calls and accrued payables	22,627	537,968
	94,195	652,863
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited common shares of no par value		
Issued and fully paid (Note 4)	33,444,217	26,543,215
Additional paid-in capital	530,816	174,657
Deficit accumulated during the development stage	(15,675,521)	(14,590,912)
	18,299,512	12,126,960
	$ 18,393,707	$ 12,779,823

  (signed) "Robert A. McCallum"

  (signed) "Murray Tildesley"

7

KENSINGTON RESOURCES LTD.
(a development stage company)
Statement of Operations for the nine months ended September 30
(Canadian dollars)

	For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003
Expenses				
Amortization	$ 461	$ 953	$ 5,207	$ 2,859
Bank charges and interest	274	257	878	857
Gain on sale of truck	-	-	(5,042)	-
Interest income	(35,189)	(6,612)	(50,666)	(19,075)
Legal, accounting and professional	23,430	45,092	25,393	127,724
Office	59,110	37,559	183,712	167,645
Promotion, public relations and travel	103,084	108,964	292,960	335,183
Salaries, benefits and management fees	40,385	51,374	199,773	112,472
Transfer and filing	44,192	6,400	76,235	52,800
Stock-based compensation	190,159	-	356,159	-
Loss from continuing operations	(425,906)	(243,987)	(1,084,609)	(780,465)
Net loss for the period	(425,906)	(243,987)	(1,084,609)	(780,465)
Deficit, beginning of period	(15,249,615)	(14,112,287)	(14,590,912)	(13,575,809)
Deficit, end of period	$ (15,675,521)	$ (14,356,274)	$ (15,675,521)	$ (14,356,274)
Net loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	55,821,028	48,945,400	55,821,028	48,945,400

KENSINGTON RESOURCES LTD.

(a development stage company)

Statement of Cash Flow for the nine months ended September 30

(Canadian dollars)

	For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003
Operating activities				
Net loss for the period	$ (425,906)	$ (243,987)	$ (1,084,609)	$ (780,465)
Items not involving cash				
Amortization	461	953	5,207	2,859
Stock-based compensation	190,159	-	356,159	-
Gain on sale of truck	-	-	(5,042)	-
Net change in non-cash operating working capital items				
GST receivable	(43,888)	(15,414)	(81,562)	19,619
Prepaid expenses	(7,550)	8,100	(26,804)	-
Accounts payable and accrued liabilities	(35,528)	(569,724)	(558,668)	(76,545)
	(322,252)	(820,072)	(1,395,319)	(834,532)
Financing activities				
Issuance of capital stock for cash	5,547,500	2,298,873	6,901,002	3,388,806
Private placement subscriptions		(994,911)	-	-
	5,547,500	1,303,962	6,901,002	3,388,806
Investing activities				
Expenditures and advances on resource properties, net of unpaid cash calls	(350,586)	(211,169)	(1,086,305)	(1,443,666)
Purchase of capital assets	(2,629)	-	(49,662)	-
Purchase of short-term investments	(4,843,645)	-	(5,193,645)	-
	(5,196,860)	(211,169)	(6,329,612)	(1,443,666)
Increase in cash	28,388	272,721	(823,929)	1,110,608
Cash position at beginning of period	148,885	1,157,010	1,001,202	319,123
Cash position at end of period	$ 177,273	$ 1,429,731	$ 177,273	$ 1,429,731

Kensington Resources Ltd.

Notes to Financial Statements

For the Nine Months Ended September 30, 2004

1. **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

    These interim consolidated financial statements should be read in conjunction with the audited December 31, 2003 annual financial statements.

    These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2003 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

2. **CAPITAL ASSETS**

September 30, 2004	Cost	Accumulated amortization	Net book value
Automobiles	$29,346	$3,301	$26,045
Field equipment	7,499	6,153	1,346
Computer equipment	16,377	4,236	12,141
Furniture and equipment	30,388	5,858	24,530
	$83,610	$19,548	$64,062

December 31, 2003	Cost	Accumulated amortization	Net book value
Automobiles	$ 26,906	$ 25,948	$ 958
Field equipment	5,606	3,333	2,273
Computer equipment	11,801	3,711	8,090
Furniture and equipment	6,336	3,092	3,244
	$ 50,649	$ 36,084	$ 14,565

3. **MINERAL PROPERTIES**

    Acquisition and exploration costs as at September and December 31 are as follows:

	September 30, 2004	December 31, 2003
Geological and exploration	$ 2,428,781	$ 2,183,813
Land tenure	51,169	51,148
Drilling	5,484,098	5,063,467
Assay	1,514,687	1,393,412
Supplies	108,506	108,506
Transport	269,362	235,925
Rental equipment	233,084	169,123
General	120,880	114,048
Overhead	1,403,644	1,208,464
	$ 11,614,211	$ 10,527,906

The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort à la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Exploration Inc. ("De Beers"), UEM Inc. and Cameco Corporation. This joint venture relationship entails an agreement on annual budget between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditure incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $11,614,211.

The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

4. SHARE CAPITAL

(a) *Authorized*

Unlimited common shares of no par value

(b) *Issued*

	Shares			**Amount**
Balance - December 31, 2003	53,302,545			$ 26,543,215
Issuance on exercise of warrants	1,338,333			1,078,502
Balance - March 31, 2004	54,640,878			$ 27,621,717
Issuance on exercise of warrants	-			-
Issuance on exercise of stock options	800,000			275,000
Balance - June 30, 2004	55,440,878			$ 27,896,717
Issuance on exercise of stock options	30,000	$	0.30	9,000
Private placement - flow through	2,307,692	$	1.30	3,000,000
Private placement - units	2,857,143	$	1.05	3,000,000
Issue costs				(461,500)
Balance - September 30, 2004	60,635,713			$ 33,444,217

The Company completed a $6 million private placement of flow-through shares and units. A total of 2,307,692 flow-through common shares were issued at a price of $1.30 per flow-through share and a total of 2,857,143 non-flow through units were issued at a price of $1.05 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of $1.25 for the first twelve-month period and $1.55 for the last six-month period. LOM received a commission of 7% of the gross proceeds of the offering. In addition, LOM received warrants entitling it to purchase for a period of eighteen months from closing: (i) 161,539 non-flow through common shares at a price of $1.05 per share; and (ii) 200,000 units on the same terms as the offering at a price of $1.05 per unit.

(c) *Stock options*

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares. Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

(i) The changes in stock options were as follows:

	For the nine months ended September 30, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of period	3,992,726	$ 0.58	4,273,226	$ 0.46
Activity during the year				
Options granted	1,005,000	0.59	345,000	0.82
Options exercised	(830,000)	0.34	(490,500)	0.31
Options cancelled/expired	(260,476)	0.81	(135,000)	0.78
Balance outstanding, end of period	3,907,250	$ 0.71	3,992,726	$ 0.58

(ii) As at September 30, 2004, directors' and employees' stock options were outstanding as follows:

	Options Outstanding and Exercisable		
Range of exercise prices	Number outstanding at September 30, 2004	Number exercisable at September 30, 2004	Weighted average remaining contractual life (years)
0.30	240,000	240,000	0.40
0.35	100,000	100,000	1.20
0.37	292,250	292,250	1.20
0.38	200,000	200,000	1.20
0.42	270,000	270,000	0.70
0.54	125,000	125,000	2.50
0.57	40,000	40,000	1.30
0.65	10,000	10,000	0.20
0.71	150,000	150,000	1.70
0.76	30,000	30,000	1.80
0.77	150,000	150,000	4.80
0.78	710,000	710,000	2.30
0.80	150,000	150,000	3.00
0.81	400,000	400,000	1.80
0.82	85,000	85,000	2.80
0.84	400,000	100,000	2.60
1.10	350,000	100,000	5.00
1.11	100,000	100,000	2.70
1.13	105,000	105,000	4.50
$0.30 - $1.13	3,907,250	3,357,250	2.29

(d) *Warrants*
(i) The changes in warrants were as follows:

	For the nine months ended September 30, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of period	4,803,498	$ 0.89	3,070,417	$ 0.68
Activity during the period				
Warrants granted	-	-	3,570,164	0.91
Warrants exercised	(1,338,333)	0.81	(1,837,083)	0.57
Warrants expired	(2,932,165)	0.85		
Balance outstanding, end of period	533,000	$ 0.92	4,803,498	$ 0.89

(ii) As at September 30, 2004, share purchase warrants were outstanding as follows:

Number of Warrants	Exercise Price per Security	Expiry Date
2,880,498	$1.25	July 6, 2005
1,528,573	$1.25/1.55	September 24, 2005/ March 24, 2006
361,539	$1.05	March 24, 2006
533,000	$1.25	December 21, 2004
5,303,610		

(e) *Shareholder Rights Plan*

At the Annual General Meeting on June 29, 2001, the Company's shareholders approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies. Under the terms of the Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company. The Plan expired on June 29, 2004.

On September 30, 2004, the Company adopted a new Shareholder Rights Plans which was identical to the Plan which previously expired on June 29, 2004. Although the new Plan is effective upon its adoption, the Company intends to submit the Plan to the shareholders of the Company for confirmation within six months from the date of adoption.

5. RELATED PARTY TRANSACTIONS

The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

	2004	2003
Management fees	$ 199,773	$ 112,472

6. OFFICERS AND DIRECTORS

Robert McCallum - President, CEO and Director

Murray Tildesley - Secretary and Director

Tony Pezzotti - Director

James Rothwell - Director

David Stone - Director

William Stanley - Director



Kensington Resources Ltd

Form 51-102F1 – Management's Discussion & Analysis
For the Third Quarter Ended September 30, 2004
Unaudited – Prepared by Management

Description of Business and Report Date

The following Management Discussion and Analysis is prepared as of November 22, 2004 (the "Report Date") and should be read in conjunction with the interim financial statements for the nine months ended September 30, 2004 and the Company's annual report for the year ended December 31, 2003. These documents can be found on the Company's website or at www.sedar.com.

Kensington Resources Ltd. (the "Company") is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Explorations Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision within the next three years. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Overview

The third quarter of Fiscal 2004 was an extremely active one. The 2004-2005 exploration program (further described below) commenced on the Fort à la Corne Diamond Project. In order to finance its portion of the exploration program budget and continuing general and administrative expenses, the Company completed a $6 million private placement of flow-through shares and units which were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited ("LOM"). As a result of this financing, the Company ended the quarter with a solid working capital position of $6.6 million.

During the third quarter of Fiscal 2004, a number of appointments were made to strengthen the Company's management and communications team. Robert A. McCallum, who served as President since June 1, 2004, was appointed to the position of Chief Executive Officer. Brent C. Jellicoe, who served as Chief Geologist of the Company since March, 2000, was appointed to the position of Exploration Manager.

In the areas of investor relations, Mel Gardner was appointed to the position of Manager Investor Relations. Mr. Gardner has a strong history of business development and sales management and a proven record in brokerage and wealth management. He has over 20 years' experience in the Canadian financial industry with Scotia McLeod Inc. and RBC Dominion Securities, two of Canada's major financial institutions and with HSBC Asset Management, one of the world's largest international financial institutions.

Ann Gibbs, who has been involved with the Company since 2002 and has over twelve years' experience as corporate communications and media relations consultant, was appointed to the position of Communications Manager. In that role, Ms. Gibbs will be responsible for developing corporate communications and marketing strategies to support the Company's business objectives.

Fort à la Corne Diamond Project, Saskatchewan

The Fort à la Corne Diamond Project is located in the Province of Saskatchewan approximately 65 kilometres to the east north-east of the city of Prince Albert, Saskatchewan's third largest city. As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

KENSINGTON
RESOURCES LTD

Form 51-102F1 – Management's Discussion & Analysis
For the Third Quarter Ended September 30, 2004
Unaudited – Prepared by Management
_____

Although there is a joint venture relationship between the partners, there is no joint venture entity. This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The only item recorded in the books of the Company at September 30, 2004 is its proportionate share of deferred costs totalling $11,614,211 (December 31, 2003 - $10,527,906).

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Diamond Project can be found in the Company's technical report which is available on the Company's website or at www.sedar.com.

2004 Drilling Program Commenced

A drilling program commenced in the third quarter of Fiscal 2004. By November 17, 2004, 32 coreholes had been completed on five different kimberlite bodies located in the central cluster. In addition, large diameter drilling is well underway with completion of five holes located on the southern part of Kimberlite 140/141. The 2004 program is significant as it represents the largest and most aggressive program to date for the Fort à la Corne Diamond Project. $7.6 million has been budgeted for this program and the objective is to further advance the geological understanding of high grade zones and their diamond content within the largest kimberlite cluster in the world.

The drilling program was initiated on September 1, 2004 with coreholes targeted on kimberlite bodies 140/141 and 122 to act as pilot holes for large diameter drilling, and to increase confidence in current geological and diamond distribution models. Coreholes were also targeted on kimberlite bodies 120, 147, 121 and 221 in broad patterns to provide information and samples for development of geological models including identification of higher-grade zones, and to permit higher confidence grade forecasts. Geological models and diamond recoveries will be released together as results are received from the operator. A total of 3,482.32 metres of kimberlite have been cored from a total of 7,441 metres drilled. The core will be examined in detail by De Beers' petrologists in Saskatoon and sampled for microdiamonds. Microdiamonds will be recovered at the Saskatchewan Research Council after which they will be transferred to the De Beers Kimberley Microdiamond Laboratory (KMDL) for weighing and shape classification of each stone.

The 2004 program was expanded to permit up to ten large diameter minibulk drillholes (LDDH) positioned on high-grade zones in kimberlites 140/141 and 122. Five targets were located on the south 140/141 breccia beds to collect additional diamonds that will be used to increase the level of confidence in grade forecasts, and to provide preliminary valuations for revenue modeling by De Beers experts. The total estimated mass of kimberlite excavated from the five holes was 842.52 tonnes of which 496.26 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries. Forty-six samples of retained material were shipped to De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures.

For more details and photos on the 2004 field program, visit our website at www.kensington-resources.com. Summary tables for the current drilling progress are available and drillhole maps for each of the kimberlite bodies investigated in 2004 will be made available as they are received from the project operator.

Joint Venture Management Team

After two full days of meetings in October, the Joint Venture management team developed an aggressive action plan for an advanced exploration and evaluation phase for the Fort à la Corne Diamond Project. This plan, which will advance the project to pre-feasibility within a three-year time frame, has been formulated with a conscious forward-looking perspective to be time and cost efficient over the global project development period.

Although the major emphasis of the plan focuses on increasing the confidence and size of the resource estimate, it also includes, at a conceptual level, tasks specifically related to environmental and geotechnical issues, mining methods, metallurgical and waste management, infrastructure, socio-economic and governmental liaison as well as first order estimates of capital and operating costs.

KENSINGTON
RESOURCES LTD

Form 51-102F1 – Management's Discussion & Analysis
For the Third Quarter Ended September 30, 2004
Unaudited – Prepared by Management

_____

The action plan envisages a quantum shift in strategy going forward and signals a move from a geology driven to a project driven approach with upcoming budgets substantially larger than those to date.

A joint project team, drawing on the strengths of each of the partners, has been formed and individual tasks have been assigned. The next meeting, scheduled for two days around the end of November, will focus on defining each of the identified tasks in more detail and in preparing budgets for the three-year period. The Company's representatives on this team are Robert McCallum, P.Eng., Brent C. Jellicoe, P.Geo., and Raj Anand, P.Eng. Mr. Anand, the principal of RKA Engineering Consultants Inc., has a Master's degree in Civil Engineering from the University of Alberta and over 25 years' experience in mine permitting, design planning and construction.

Results from Kimberlite 150

On October 15, 2004, the Company reported that it had received from the operator microdiamond results from the Kimberley Microdiamond Lab (KMDL) for Kimberlite Body 150 of the Fort à la Corne Diamond Project. Kimberlite 150 was selected for delineation drilling and microdiamond sampling in Fall 2003 due to favourable historical diamond recoveries and its size. The new results were combined with historical data from the 150 body in order to make grade forecasts based on stone size distributions. Both the new data and the grade forecasts by Mineral Resource Management (MRM) of De Beers did not support further drilling and sampling work on this kimberlite.

The large gravity anomaly located east of the known 150 body was targeted with an HQ corehole during the last week of September, 2004. No substantial kimberlite interval was intersected, although a three metre thick kimberlitic ash bed was encountered within mudstone of the Lower Colorado Group at a depth of 142.6 metres. The corehole was terminated at a depth of 195 metres. The source of the gravity anomaly remains unknown.

Results of Operations

The net loss for the nine months ended September 30, 2004, was $1,084,609 or $0.02 per share compared to a net loss of $780,465 or $0.02 per share for the nine months ended September 30, 2003. The increased net loss in the current period is attributable to stock-based compensation of $356,159 (2003 - $nil). During the prior fiscal year, the Company adopted the accounting recommendations of the CICA Handbook Section 3870 and recognized an expense for options granted on or after January 1, 2003. See "Changes in Accounting Policies including Initial Adoption". Other expenses were down from last year's figures except in the area of salaries, benefits and management fees, transfer and filing and office.

Salaries, benefits and management fees increased significantly during the current period due to a one-time payment of $115,000 for the termination of management services with the former President and a management agreement entered into with the current President and C.E.O. in the second quarter. See "Transactions with Related Parties". During the nine months ended September 30, 2004, $199,773 was paid to related parties while in the same period of 2003, this amount was $112,472.

Transfer and filing increased by $23,435 (2003 - $52,800) due to filing fees and other costs associated with the LOM private placement. The significant expenditures in the current period include $34,222 (2003 - $25,464) for filing fees to regulatory authorities and costs associated with SEDAR, $17,300 (2003 - $12,658) for transfer agent services, $19,681 (2003 - $9,520) for costs associated with the AGM, $5,032 (2003 - $4,835) for the renewal of coverage in Standard & Poor's Market Access Program and miscellaneous costs of $nil (2003 - $323)

Office expenses increased by $16,067 (2003 - $167,645) due to a higher level of corporate activity in the third quarter and the re-location of the Company's head office to larger space in the first quarter. The significant expenditures in the current period include $55,017 (2003 - $43,279) for office rent and expenses, $51,375 (2003 - $43,898) for support staff in Victoria, $43,541 (2003 - $39,221) for administrative services and $33,779 (2003 - $41,247) for insurance, primarily directors' and officers' liability.



_____

Legal accounting and professional fees were lower by $102,331 (2003 - $127,724) due to the accrual of 2003 audit and related costs in the fourth quarter of Fiscal 2003 and fewer legal expenses. The significant expenditures in the current period include ($13,500) (2003 - $25,000) for audit costs, $10,973 (2003 - $24,060) for accounting, $24,970 (2003 - $77,914) for legal fees and $2,950 (2003 - $750) for tax advice.

Promotion, public relations and travel expenses declined by $42,223 (2003 - $335,183) due to a reduction in investor relations services. The significant expenditures in the current period include $51,162 (2003 - $55,157) for travel and other expenses for the directors of the Company, $43,179 (2003 – $39,576) for media and communications consulting, $36,491 (2003 - $137,016) for investor relations services, $25,739 (2003 - $nil) for road shows and analyst trips, $23,641 (2003 - $nil) for a media and analyst event at the Fort à la Corne site, $23,380 (2003- $9,656) for news dissemination, $30,529 (2003 - $34,208) for graphic design and printing, $19,632 (2003 - $19,910) for investment conferences, $16,907 (2003 - $nil) to attend a diamond conference in Antwerp, $13,112 (2003 - $11,029) for advertising and sponsorships and miscellaneous expenses of $9,188 (2003 - $28,631). Investor relations activities were substantially reduced in the first half of Fiscal 2004, however the last half of Fiscal 2004 will see much higher levels of activity.

Interest income in the nine months ended September 30, 2004 was $50,666 compared to $19,075 for the same period in 2003, the increase being attributable to higher cash balances invested. The Company also recognized a gain of $5,042 on the sale of a field truck.

Mineral property and exploration costs deferred at September 30, 2004 totalled $11,614,211, an increase of $1,086,305 since December 31, 2003, all of which was spent on the Fort à la Corne Diamond Project. A comparison of the mineral property expenditures for the nine months ended September 30, 2004 and 2003 can be summarized as follows:

Fort à la Corne Diamond Project	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Geological and exploration	$ 244,968	$ 215,126
Land tenure	21	2,253
Drilling	420,631	802,187
Assay	121,275	148,229
Supplies	0	0
Transport	33,437	19,440
Rental equipment	63,961	25,080
General	6,832	7,466
Overhead	195,180	167,551
Totals	**$1,086,305**	**$1,387,332**

Financings, Principal Purposes and Milestones

During the fourth quarter of Fiscal 2003, the Company completed a non-brokered private placement of 1,066,000 units at a price of $1.00 per unit for gross proceeds of $1,066,000. Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004. The private placement was accepted for filing by the TSX Venture Exchange on December 13, 2003. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring on April 23, 2004. The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project. Finder's fees were paid to Canaccord Capital Corp. (as to $98,400) and to Wellington West Capital Inc. (as to $3,000) in connection with this private placement.

_____

A schedule of the proposed and actual use of proceeds to November 22, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to November 22, 2004
Fort à la Corne Diamond Project	$1,066,000	$445,967
Totals	**$1,066,000**	**$445,967**

During the third quarter of Fiscal 2004, the Company completed a $6 million private placement of flow-through shares and units. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited ("LOM"). A total of 2,307,692 flow-through common shares were issued at a price of $1.30 per flow-through share and a total of 2,857,143 non-flow through units were issued at a price of $1.05 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of $1.25 for the first twelve-month period and $1.55 for the last six-month period. LOM received a commission of 7% of the gross proceeds of the offering. In addition, LOM received warrants entitling it to purchase for a period of eighteen months from closing: (i) 161,539 non-flow through common shares at a price of $1.05 per share; and (ii) 200,000 units on the same terms as the offering at a price of $1.05 per unit. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring January 25, 2005. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the *Income Tax Act* (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes. The private placement was accepted for filing by the TSX Venture Exchange on October 1, 2004.

A schedule of the proposed and actual use of proceeds to November 22, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to November 22, 2004
Fort à la Corne Project	$4,000,000	$ 0
General working capital	1,538,500	0
Commissions and issue costs	461,500	461,500
Totals	**$6,000,000**	**$461,500**

Summary of Quarterly Results

	Sept. 30, 2004 Q3 2004	June 30, 2004 Q2 2004	March 31, 2004 Q1 2004	Dec. 31, 2003 Q4 2003
Revenues	-	-	-	-
Net Loss from Continuing Operations	$425,906	$504,323	$154,380	$234,638
Net Loss - Total	$425,906	$504,323	$154,380	$234,638
Net Loss Per Share –Basic and Fully Diluted	$0.01	$0.01	$0.00	$0.00

	Sept. 31, 2003 Q3 2003	June 30, 2003 Q2 2003	March 31, 2003 Q1 2003	Dec. 31, 2002 Q4 2002
Revenues	-	-	-	-
Net Loss from Continuing Operations	$243,987	$264,136	$272,342	$148,580
Net Loss - Total	$243,987	$264,136	$272,342	$148,580
Net Loss Per Share – Basic and Fully Diluted	$0.00	$0.01	$0.01	$0.00

In the second and third quarters of Fiscal 2004, the increased net loss was attributable to stock based compensation of $166,000 and $190,159, respectively.



Form 51-102F1 – Management's Discussion & Analysis
For the Third Quarter Ended September 30, 2004
Unaudited – Prepared by Management

_____

Liquidity

The Company is presently exploring the Fort à la Corne Diamond Project for sufficient reserves to justify production. This property does not produce any revenue. The Company receives minor amounts of interest ($50,666 for the first nine months of 2004 compared to $19,075 for the first nine months of 2003); however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At September 30, 2004, the Company had working capital of $6,621,239, compared to working capital of $1,584,489 at December 31, 2003. The primary source of this working capital was the brokered private placement with LOM in the third quarter of Fiscal 2004 and a non-brokered private placement in the fourth quarter of Fiscal 2003 (see "Financings, Principal Purposes and Milestones" above). During the period, the exercise of 1,338,333 warrants and 830,000 stock options provided additional proceeds of $1,362,502.

Included in current assets at September 30, 2004 is $32,025 (2003 - $32,025) in marketable securities which represents the book value of 457,500 common shares of China Diamond Corp. Included in current liabilities at September 30, 2004 is $22,627 (2003 - $537,968) due to the Fort à la Corne joint venture. This represents an accrual for management fees to the operator.

Cash used for operating activities during the first nine months of 2004 was $1,395,319 compared to $834,532 during the first nine months of 2003 after adjusting for the non-cash activities and stock-based compensation.

The Company has a commitment to incur a minimum of $1,055,340 in flow through expenditures by the end of the calendar year. As of the Report Date, the unspent portion of this commitment totaled $609,373 and the Company expects to meet this commitment by the end of this calendar year.

Capital Resources

The Company sees the exercise of stock options and warrants as a source of capital. See Note 4 of the interim financial statements for a list of the stock options and warrants outstanding at September 30, 2004. The fair market value of the Company's shares of China Diamond Corp. is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

David H. Stone, Director

During the nine months ended September 30, 2004, the Company paid $151,097 to David H. Stone, Director which included a one-time payment of $115,000 for the termination of management services in the second quarter of Fiscal 2004. Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum. The Management Agreement could be terminated by Mr. Stone with three months' written notice or by the Company at any time with cause, or without cause, by providing twelve months' notice or payment in lieu of notice of not less than $115,000. The Management Agreement was accepted for filing by the TSX Venture Exchange on February 14, 2002.



_____

Robert A. McCallum, President, CEO and Director

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a combined housing and vehicle allowance of $24,000 per year, the granting of 400,000 stock options at $0.84 per share for a three-year term and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties. The Employment Agreement was accepted for filing by the TSX Venture Exchange on July 15, 2004. During the nine months ended September 30, 2004, the Company paid Mr. McCallum $48,676 pursuant to the employment agreement and $24,000 for the housing and vehicle allowance. In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model ("Black-Scholes"). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, *Stock-based Compensation and Other Stock-based Payment*s, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

Financial Instruments and Other Instruments

The fair value of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.



_____

Marketable securities are carried at the lower of cost or quoted market value. When the market value is below cost, any unrealized loss is charged to income. Marketable securities were recorded at $32,025 at September 30, 2004 and December 31, 2003 while the quoted market value of marketable securities at September 30, 2004 and December 31, 2003 was $45,750 and $114,375, respectively.

Stock Options

In the third quarter of Fiscal 2004, the Company granted 150,000 stock options exercisable at a price of $0.77 per share for a five-year period to a director of the Company. A further 350,000 stock options exercisable at a price of $1.10 per share for a five-year period were granted to two employees and a consultant of the Company.

Shareholder Rights Plan

In the third quarter of Fiscal 2004, the Board of Directors adopted a Shareholder Rights Plan to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly. The terms of the Plan are identical to the Company's previous shareholder rights plan which expired on June 29, 2004.

To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on the date that the Company's transfer agent, Computershare Trust Company of Canada, executes the agreement implementing the Plan. Initially, the Rights will attach to and trade with the common shares and be represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board of Directors, the Rights separate from the common shares and will entitle holders (other than the acquiring person or group persons) to acquire shares of the Company at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a "Permitted Bid" made to all holders of common shares on identical terms. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Plan.

Although the Rights Plan is effective upon its adoption, the Company intends to submit the Plan to the shareholders of the Company for confirmation within six months from the date of adoption of the Plan.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Robert A. McCallum, President and CEO of Kensington Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

"Robert A. McCallum"
_____
Robert A. McCallum, President & CEO
(Principal Executive Officer)

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Robert A. McCallum, President and CEO of Kensington Resources Ltd., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the interim period ending September 30, 2004;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

"Robert A. McCallum"
_____
Robert A. McCallum, President & CEO
(Principal Financial Officer)



HEAD OFFICE
SUITE 306 1208 WHARF STREET
VICTORIA BRITISH COLUMBIA
CANADA V8W 3B9
T 250 361 1578
F 250 361 3410
TF 1 800 514 7859
E INFO@KENSINGTON-RESOURCES.COM

WWW.KENSINGTON-RESOURCES.COM

KENSINGTON
RESOURCES LTD

November 29, 2004

VIA SEDAR

B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
TSX Venture Exchange

Dear Sirs:

Re: Kensington Resources Ltd. (the "Issuer")
Quarterly Report for the Nine Months Ended September 30, 2004

Please find enclosed a copy of the Issuer's quarterly report for the nine months ended September 30, 2004.

We confirm that the foregoing material was sent by prepaid mail on Monday, November 29, 2004 to the persons on the supplemental mailing list of the Issuer.

Yours truly,

KENSINGTON RESOURCES LTD.

Per: "Robert A. McCallum"

Robert A. McCallum
President & CEO

cc. McCullough O'Connor Irwin
Attention: Gillian E. Case

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director